Via Facsimile and U.S. Mail
Mail Stop 6010

August 13, 2007

Bruce L. Downey
Chairman of the Board and
Chief Executive Officer
Barr Pharmaceuticals, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, NJ 07677-7668

**Re: Barr Pharmaceuticals, Inc.
        Form 10-K/T for the transition period from July 1, 2006 to December 31, 2006
        Filed March 1, 2007
        File Number: 001-09860**

Dear Mr. Downey:

        We have completed our review of your Form 10-K/T and have no further
comments at this time.

                                                        Sincerely,

                                                        Jim Atkinson
                                                        Accounting Branch Chief